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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-09689				11/15/2013
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Wells Fargo Master Trust
4. Address of principal executive office (number, street, city, state, zip code):

525 Market Street, San Francisco, CA 94105

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

KPMG LLP Two Financial Center 60 South Street Boston, MA 02111

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

Wells Fargo Master Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Funds of Wells Fargo Master Trust (the “Funds”) as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of August 31, 2013. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examinations.

Our examinations were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2013, and with respect to agreement of security purchases and sales, for the period June 30, 2013, the date of our last examinations, through August 31, 2013.

(1)	Confirmation of all securities held by institutions in book entry form (Citibank Argentina, UniCredit Bank Austria, HSBC Australia, Deutsche Bank AG Belgium, Citibank Brazil, Canada Self Custody, Clearstream Banking, Credit Suisse Zurich, Banco Itau Chile, HSBC China, Ceskoslvenska Obchodni Banka, Deutsche Bank AG Frankfurt, SEB Denmark, HSBC Egypt S.A.E., Deutsche Bank Sociedad Anomina Espanola, SEB Finland, Deutsche Bank France, State Street Bank London Crest, BNP Paribas Greece, Standard Chartered Bank Hong Kong, UniCredit Bank Hungary Zrt, Deutsche Bank AG Indonesia, Bank Hapoalim, Deutsche Bank AG India, Deutsche Bank AG Italy, HSBC Japan, HSBC Korea, SEB Banka (Lithuaina), HSBC Malta, Banco Nacional De Mexico, Standard Chartered Malaysia, Deutsche Bank AG Amsterdam, SEB Norway, HSBC New Zealand, Citibank Peru, Deutsche Bank AG Philippines, Bank Handlowy Warszawie (Poland), Deutsche Bank Portugal, SEB Sweden, Citibank Singapore, Standard Chartered Bank Thailand, Citibank Turkey, Standard Chartered Bank Taiwan, Nedbank (South Africa), Depository Trust Company, and Federal Reserve);

(2)	Count and inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) above;

(3)	Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

(4)	Reconciliation of all such securities to the books and records of the Funds and the Custodian;

KPMG LLP is a Delaware limited liability partnership,

the U.S. member firm of KPMG International Cooperative

(“KPMG International”), a Swiss entity.

Wells Fargo Master Trust

(5)	Confirmation of all futures agreements and underlying collateral with brokers, as applicable;

(6)	Confirmation of all repurchase agreements and underlying collateral with brokers, as applicable;

(7)	Agreement of five security purchases and five security sales or maturities per fund since the date of our last report from the books and records of the Funds to trade tickets.

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2013, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds as listed in Appendix A and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts

November 15, 2013

Appendix A

Wells Fargo Master Trust –

*Diversified Fixed Income Portfolio

*Diversified Stock Portfolio

* Examination was performed without prior notice to management.

November 15, 2013

KPMG LLP

Two Financial Center

60 South St

Boston, MA 02111

RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of Wells Fargo Master Trust, as listed in Appendix A, (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2013 and for the period from June 30, 2013 through August 31, 2013.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2013 and for the period from June 30, 2013 through August 31, 2013, with respect to securities reflected in the investment accounts of the Funds.

Sincerely,

/s/ Karla M. Rabusch
Karla M. Rabusch, President Wells Fargo Master Trust

/s/ Jeremy DePalma
Jeremy DePalma, Treasurer Wells Fargo Master Trust

Appendix A

Wells Fargo Master Trust –

*Diversified Fixed Income Portfolio

*Diversified Stock Portfolio

*Examination was performed without prior notice to management.